SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

LABATT BREWERIES OF CANADA WILL CLOSE ITS TORONTO BREWERY

São Paulo, March 31, 2005– Companhia de Bebidas das Américas – AmBev announces today that Labatt’s Toronto brewery, which has a capacity of 2.4 million hectoliters, will cease major brewing operations on November 4, 2005, with the brewery site formally closing by the end of the year.

After an extensive review of Labatt’s operations, which took over a year, the Canadian Labatt management team has decided to close the Toronto brewery by the end of 2005. Labatt’s decision to close the Toronto brewery is based on excess capacity, particularly in Central Canada, and the consequent competitive disadvantage.

About 265 employees will be affected by the closure and will be provided fair and equitable severance packages as well as support services.

As a result of the Toronto brewery closure, new investments will be made and jobs will be created at Labatt’s London, Ontario brewery.

All necessary steps will be taken to ensure that Toronto brewery production is transitioned to the rest of the brewery network before the closure takes place.

AmBev expects total one-off costs related to the site closure of CAD$81 million (R$181 million1), of which approximately 50% should be non cash; total capital expenditure (CAPEX) for the relocation of production is estimated at CAD$20 million (R$45 million1) in 2005 and CAD$11 million (R$24 million1) in 2006.

The expected annual cash cost savings are CAD$18 million (R$40 million1). The expected annual CAPEX avoidance is CAD$6 million (R$13 million1).

1 Considering the exchange rate of R$2.23 per CAD$1.00 as of the market closing at March 29, 2005.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.